# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIFI INC, CIK 0000100726
CUSIP: 904677200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7201 WEST FRIENDLY RD, P O BOX 19109, GREENSBORO, North Carolina (NC), 27419-9109
Date of event which requires filing of this statement: 05/20/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000743127

## Reporting persons
- PINNACLE ASSOCIATES LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 1,002,000; shared voting power 0; sole dispositive power 1,002,000; shared dispositive power 0; aggregate amount beneficially owned 1,002,000 (5.485% of the class)

## Item 1. Issuer
Name of issuer: UNIFI INC
Address of issuer's principal executive offices:
7201 WEST FRIENDLY RD
P O BOX 19109
GREENSBORO, NORTH CAROLINA
27419-9109

## Item 2. Person Filing
Name of person filing: PINNACLE ASSOCIATES LTD
Address of principal business office or, if none, residence:
335 MADISON AVENUE
11TH FLOOR
NEW YORK, New York
10017
Citizenship: PINNACLE ASSOCIATES LTD - NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,002,000
Percent of class: 5.485
Sole power to vote or to direct the vote: PINNACLE ASSOCIATES LTD - 1,002,000
Shared power to vote or to direct the vote: PINNACLE ASSOCIATES LTD - 0
Sole power to dispose or to direct the disposition: PINNACLE ASSOCIATES LTD - 1,002,000
Shared power to dispose or to direct the disposition: PINNACLE ASSOCIATES LTD - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PINNACLE ASSOCIATES LTD: Joseph Shea, Joseph Shea, Chief Compliance Officer (05/20/2025)